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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                    INTERNATIONAL ASSETS HOLDING CORPORATION
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                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
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                         (Title of class of securities)

                                   459028 10 6
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                                 (CUSIP number)

                                JOSEPH A. ORLANDO
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                          LEUCADIA NATIONAL CORPORATION
                              315 PARK AVENUE SOUTH
                            NEW YORK, NEW YORK 10010


                                 WITH A COPY TO:


                            ANDREA A. BERNSTEIN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
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                  (Name, address and telephone number of person
               authorized to receive notices and communications)

                                  JUNE 14, 2004
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             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                         (Continued on following pages)
                               (Page 1 of 4 pages)
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CUSIP No.  459028 10 6                                                     13D
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------------------- -------------------------------------------------- -------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          Leucadia National Corporation
                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:
------------------- ---------------------------------------------------------------------------------------------------- -----------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (a) [_]
                                                                                                                         (b) [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- --------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                WC

------------------- ---------------------------------------------------------------------------------------------------- -----------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) OR 2(e):                                                                           [_]
------------------- -------------------------------------------------- -------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              New York

------------------------------ ------- -------------------------------------------- ------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           1,046,665*
           SHARES
                               ------- -------------------------------------------- ------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         -0-
          OWNED BY
                               ------- -------------------------------------------- ------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      1,046,665*
          REPORTING
                               ------- -------------------------------------------- ------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    -0-

------------------- --------------------------------------------------------------- ------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        1,046,665*

------------------- ---------------------------------------------------------------------------------------------------- -----------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                   [_]

------------------- ---------------------------------------------------------------------------------------------------- -----------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  18.6%**

------------------- -------------------------------------------------- -------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          CO

------------------- -------------------------------------------------- -------------------------------------------------------------


* Includes 869,565 shares acquirable upon conversion of 7% Convertible Subordinated Notes due 2014 owned by the Reporting Person.

** Assuming conversion of all 7% Convertible Subordinated Notes due 2014 owned by the Reporting Person.

Item 1.    Security and Issuer.
           -------------------

           This Statement constitutes Amendment No. 1 to the Statement on
Schedule 13D (the "Schedule 13D") filed by Leucadia National Corporation ("Leucadia") relating to the common stock, $0.01 par value per share (the "Common Stock"), of International Assets Holding Corporation., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 220 East Central Parkway, Suite 2060, Altamonte Springs, Florida 32701. Unless otherwise indicated, all capitalized terms used herein have the meaning ascribed to them in the Schedule 13D.

Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------

           On June 14, 2004, Leucadia purchased in a private transaction 177,100 shares of Common Stock at a purchase price of $7.71 per share. Leucadia acquired the shares of Common Stock using its working capital.

Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

           (a) As of June 14, 2004, Leucadia beneficially owned 1,046,665 shares of Common Stock (including 869,565 shares acquirable upon conversion of $5,000,000 aggregate principal amount of Notes owned by Leucadia), representing approximately 18.6% of the outstanding shares of Common Stock that would be outstanding based on the 4,800,637 shares of Common Stock outstanding as of May 12, 2004, as reported by the Issuer in its Quarterly Report on Form 10-QSB for the period ended March 31, 2004 and assuming the conversion of all Notes owned by Leucadia and assuming no other Notes are converted.

           By virtue of their ownership of Leucadia common shares and their positions as Chairman of the Board, and President and a director, respectively, of Leucadia, for purposes of this Schedule 13D, Mr. Cumming and Mr. Steinberg may be deemed to share voting and dispositive powers with respect to the shares of Common Stock beneficially owned by Leucadia and therefore may be deemed to be beneficial owners of all of the shares of Common Stock beneficially owned by Leucadia.

           Except as set forth in this Item 5(a), to the best knowledge of Leucadia, none of the other persons identified pursuant to Item 2 of the
Schedule 13D beneficially owns any shares of Common Stock.

           (b) Item 5(a) is incorporated herein by reference.

           (c) Except as otherwise described herein, none of the persons identified pursuant to Item 2 of the Schedule 13D has effected any transactions in Common Stock during the past sixty days.

           (d) Not applicable.

           (e) Not applicable.

                                   SIGNATURE
                                   ---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  June 15, 2004



                                    LEUCADIA NATIONAL CORPORATION


                                    By:    /s/ Thomas E. Mara
                                           -------------------------------------
                                           Name: Thomas E. Mara
                                           Title:   Executive Vice President